EXHIBIT 21.4

LIST OF SUBSIDIARIES

1.            Antek Wireless, Inc., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on November 2, 1999.

2.            Emergent Technologies Corp. was incorporated in the State of West Virginia on September 29, 1995. The Registrant holds a 76.625% equity interest in Emergent.

3.            Integral Vision Systems Inc., a wholly owned subsidiary, was incorporated in the State of West Virginia on January 20, 1994. The Registrant acquired a 100% equity interest in Integral Vision in March 1997.

4.            ElectriPlast Corp., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on February 16, 2001.

5.            Integral Technologies Asia, Inc. a wholly owned subsidiary of the registrant was incorporated in Asia on February 19, 2014.

6.            Integral Operating, Inc., a wholly owned subsidiary of the registrant was incorporated in Washington on December 10, 2013.